

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 28, 2010

Mr. Daniel Urness
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004

>   **RE: Cavco Industries, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **Filed May 21, 2009**
>   **File #0-8822**

Dear Mr. Urness:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 21

1. In future filings, please address whether you have in place access to external sources of liquidity. For example, if you have access to a credit facility, you

should identify it and describe its material terms. Please refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies, page 23
Goodwill, page 24

2. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures in future filings:

   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - A description of the material assumptions that drive estimated fair value.
   - A discussion of any uncertainties associated with each key assumptions
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Changes in Internal Control over Financial Reporting, page 26

3. We note your disclosure that "There were no significant changes in our internal controls over financial reporting identified in connection with this evaluation that occurred during our last fiscal quarter…". Your use of the modifier "significant" is inappropriate. Please confirm to us , if correct, that there were no changes in your internal controls over financial reporting that occurred during the last quarter that have materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting, and in future filings please refrain from using "significant" or other modifiers. Please refer to Rule 13a-15(d) of the Exchange Act and Item 308(c) of Regulation S-K.

Exhibit 23.1

4. An updated consent of the independent auditors should be filed as Exhibit 23 to an amended Form 10-K. It appears that the currently filed consent is inadvertently dated May 18, 2008.

Form 10-Q for the quarterly period ended September 30, 2009
Note 1. Basis of Presentation, page 4

5. With a view towards future disclosure, please provide us a more comprehensive analysis regarding how you determined that you have a controlling interest in

Fleetwood Homes. In this regard, please provide us more specific details regarding your board and management control.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

6. We note that you disclosed various factors that impacted your results such as reduced order rates, production efficiency, product mix and pricing. Please revise future quarterly filings to quantify the impact of these factors where practicable. Please also ensure that you quantify the impact of Fleetwood Homes, Inc. in future filings.

Definitive Proxy Material on Schedule 14A filed on May 21, 2009
Principal Stockholders, page 4

7. In future filings, please eliminate the exception in the introductory sentence and include the holdings of Mr.Stegmayer in the principal stockholders table, since he is a beneficial owner of more than five percent of the outstanding shares of Cavco's common stock.

Compensation Discussion and Analysis, page 12
Benchmarking, page 13

8. With a view towards future disclosure, please tell us how your compensation committee used peer group compensation information in connection with its compensation decisions for 2009.

Components of Executive Compensation,
Base Salary, page 14

9. We note your disclosure that your compensation committee reviewed "the salaries for similar positions at similar companies" in determining salaries for your named executive officers. With a view towards future disclosure, please tell us whether these companies are the same companies in the peer group you identify on page 13. If they are not the same companies, please identify the companies by name. In addition, please tell us how the committee used this information to set salaries for your officers. For example, you may wish to address whether the committee targeted a particular salary percentile or range within the peer group. Finally, with respect to the base salary paid to Mr. Urness, please tell us what you mean when you state that his base salary was "consistent" with the base salaries paid to the chief financial officers in the peer group.

10. Regarding the non-salary cash awards you awarded to Mr. Urness, with a view towards future disclosure, please provide us with a materially complete discussion and analysis as to how your compensation committee determined the amounts of the awards and what specific factors the committee considered in deciding to make the awards. You should also address why the May 12, 2009 CFO Incentive Plan for Mr. Urness was amended and superseded by the board's awards of $36,000 and $24,000 in bonuses to Mr. Urness. Tell us if initial compensation measures were adjusted and, if so, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Compensation, page 15

11. With a view towards future disclosure, please tell us how your compensation committee determined the size of the equity award it granted to Mr. Urness.

Employment, Severance, and Change in Control Agreements, page 15

12. With a view towards future disclosure, please quantify for us the aggregate value of the total payments that your named executive officers would receive under each of the scenarios you have described. Please refer to Instruction 1 to Item 402(j) of Regulation S-K.

Summary Compensation, page 17

13. Please provide us with your analysis as to why you used the "Bonus" column rather than the "Non-Equity Incentive Compensation" column for the awards included therein for Mr. Stegmayer. In this regard, we note that his award for 2009 appears to be for the achievement of a pre-tax income target, as described on page 14.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

.

Sincerely,

John Hartz
Senior Assistant Chief Accountant